Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are excerpts from BHP Billiton’s Annual Report on Form 20-F for the year ended June 30, 2008, which was filed with the SEC on September 15, 2008.

Excerpt from section 1.1 – “Our business”

On 6 February 2008, we announced the terms of two inter-conditional offers for the entire ordinary share capital of Rio Tinto plc and Rio Tinto Limited, which, together with their respective subsidiaries operate as a single economic entity under a dual listed company structure known as Rio Tinto.

Rio Tinto is a leading international mining group, producing alumina and aluminium, bauxite, copper, diamonds, iron ore, metallurgical and energy coal and uranium as well as other base metals and industrial minerals. In 2007, Rio Tinto acquired Alcan, Inc., making its aluminium product group a global leader in aluminium. The total cost of the acquisition amounted to US$38.7 billion in cash, including fees.

Under the announced offers, we will offer 3.4 BHP Billiton shares for each Rio Tinto share tendered.

The offers are subject to certain pre-conditions relating to merger control and regulatory approvals in a number of jurisdictions, including the approval of anti-trust authorities in the European Union, the United States, Australia, Canada and South Africa and foreign investment authorities in Australia. On 2 July 2008, the US Department of Justice and the Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period for the offers, which satisfied part of the merger control pre-conditions. We can only invoke a pre-condition to allow the offers not to proceed or to be withdrawn where it is of material significance to us in the context of the offers and the UK Panel on Takeovers and Mergers has given its prior approval.

Once the pre-conditions have been satisfied or waived, we will be obliged to make the offers on the terms announced (or terms not substantially less favourable to Rio Tinto shareholders). The offers will be subject to certain conditions being satisfied or waived, including:

•	acceptances for more than 50 per cent of the ordinary shares in Rio Tinto plc and for more than 50 per cent of the publicly held shares in Rio Tinto Limited,

•	the passing by BHP Billiton shareholders of all necessary resolutions to implement and effect the offers, and

•	the receipt of all necessary outstanding regulatory approvals.

We believe the combination of BHP Billiton and Rio Tinto is a logical and compelling combination for both companies and will unlock unique value and substantial benefits to BHP Billiton shareholders and Rio Tinto shareholders. If we are successful in acquiring all of the shares of Rio Tinto on the announced terms, our current intention is to return up to US$30 billion to shareholders through a share buyback within 12 months of completion of the acquisition.

Excerpt from section 1.2 – “Chairman’s Review”

It is in this global context that the Board endorsed a proposal to combine BHP Billiton and Rio Tinto, two leading resources companies that together could help meet the developing economies’ demand for resources better and faster than the two companies do apart. A combined company would have a greater ability to develop the next generation of large-scale projects to provide greater volumes of product for the benefit of its customers, the communities in which it operates and its shareholders.

In making the pre-conditional offer for Rio Tinto, the Board remains absolutely focused on value for shareholders. We are confident that both sets of shareholders would share the value of a combined company.

On behalf of the Board, I want to thank our senior management team for their efforts this year. They have performed magnificently and, under the new leadership of Marius Kloppers, the Company has stepped up to meet a new realm of global challenges and opportunities.

Excerpt from section 1.3 – “Chief Executive Officer’s Report”

Given this future growth pipeline, you may question why we are pursuing a combination with Rio Tinto. Within our industry, the two companies are uniquely complementary, and, as such, we believe a combined company would unlock synergies and provide greater value than the two companies can provide separately. BHP Billiton does not need Rio Tinto to have a great future, but we believe the two companies combined will be better placed to meet the world’s future need for our products.

Excerpt from section 3.8 – “Off-balance sheet arrangements and contractual commitments”

On 6 February 2008, we announced the terms of two inter-conditional offers for the entire ordinary share capital of Rio Tinto plc and Rio Tinto Limited. Under the announced offers, we will offer 3.4 BHP Billiton shares for each Rio Tinto share tendered. The offers are subject to certain pre-conditions relating to merger control and regulatory approvals in a number of jurisdictions, including the approval of anti-trust authorities in the European Union, the United States, Australia, Canada and South Africa, and foreign investment authorities in Australia. Provided the pre-conditions have been satisfied or waived, we will be obliged to make the offers on the terms we have announced (or terms no less favourable to Rio Tinto shareholders).

Excerpt from section 7.1 – “Principal activities, state of affairs and business review”

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On 6 February 2008, we announced the terms of two inter-conditional offers for the entire the ordinary share capital of Rio Tinto Limited and Rio Tinto plc (together ‘Rio Tinto’). Under the announced offers, we will offer 3.4 BHP Billiton shares for each Rio Tinto share tendered. We believe the combination of BHP Billiton and Rio Tinto is a logical and compelling combination for both companies and will unlock unique value and substantial benefits to BHP Billiton and Rio Tinto shareholders. The offers for Rio Tinto are subject to a number of conditions, including approval by BHP Billiton shareholders. In addition, certain regulatory pre-conditions need to be satisfied or waived before we can make the offers.

The Directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) accept responsibility for the information contained in this report. Having taken all reasonable care to ensure that such is the case, the information contained in this report is, to the best of the knowledge and belief of the Directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

US INVESTORS AND US HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.